Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE SECOND QUARTER ENDED
JANUARY 26, 2013
_____________________________________________________________________________

Contact:	Kevin Begley, CFO
(973) 467-2200 – Ext. 220
Kevin.Begley@wakefern.com

Springfield, New Jersey – March 6, 2013 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the second quarter ended January 26, 2013.

Net income was $9,104,000 in the second quarter of fiscal 2013 compared to $9,147,000 in the second quarter of the prior year. The second quarter of fiscal 2013 includes income from a partnership distribution of $840,000 (net of tax) and the second quarter of the prior year includes a favorable settlement of a pension withdraw liability of $374,000 (net of tax). Excluding these two items, net income decreased 6% in the second quarter of fiscal 2013 compared to the prior year.

Sales were $382,175,000 in the second quarter of fiscal 2013, an increase of 5.4% compared to the second quarter of the prior year. Sales increased due to the acquisition of a store in Old Bridge, NJ, on January 29, 2012 and a same store sales increase of 3.4%. Same store sales increased due to strong sales in several stores that reopened quickly after hurricane Sandy hit our area on October 29, 2012 and higher sales in the two stores in Maryland, which opened on July 28, 2011 and are now included in same store sales. These improvements were partially offset by lower sales in stores that were closed for periods of up to eight days due to the hurricane. Sales continue to be impacted by economic weakness, high gas prices and high unemployment, which has resulted in increased sale item penetration and trading down. The Company expects same store sales in fiscal 2013 to increase from 2.0% to 3.5%.

Gross profit as a percentage of sales decreased to 26.9% in the second quarter of fiscal 2013 compared to 27.4% in the second quarter of the prior year primarily due to decreased departmental gross margin percentages and lower patronage dividends.

Operating and administrative expense as a percentage of sales increased to 21.8% in the second quarter of fiscal 2013 compared to 21.6% in the second quarter of the prior year due primarily to higher fringe benefit costs and the prior year including a favorable settlement of a pension withdraw liability.

Net income was $14,959,000 in the six-month period of fiscal 2013, a decrease of 6% from the prior year. Fiscal 2013 includes income from partnership distributions of $840,000 (net of tax), income from settlement of the national credit card lawsuit of $693,000 (net of tax) and a charge for the settlement of a landlord dispute of $376,000 (net of tax), while fiscal 2012 includes a favorable settlement of a pension withdraw liability of $374,000 (net of tax). Excluding these items from both fiscal years, net income in the six-month period of 2013 declined 11% compared to the prior year primarily due to lower gross profit percentages, partially offset by reduced losses in the two Maryland stores compared to the six-month period of the prior year, which was their initial six months of operations. The Maryland stores sales and operating performance remain lower than expected as we continue to build market share and brand awareness. Sales were $740,326,000 in the six-month period of fiscal 2013, an increase of 5.0% from the prior year. Same store sales increased 3.0%.
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Village Super Market operates a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and eastern Pennsylvania.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; uninsured losses; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands except Per Share Amounts) (Unaudited)

	13 Weeks Ended	13 Weeks Ended	26 Weeks Ended	26 Weeks Ended
	January 26, 2013	January 28, 2012	January 26, 2013	January 28, 2012

Sales	$382,175	$362,638	$740,326	$705,375

Cost of sales	279,255	263,134	541,768	512,995

Gross profit	102,920	99,504	198,558	192,380

Operating and administrative expense	83,440	78,375	163,696	154,276

Depreciation and amortization	5,033	4,859	9,942	9,632

Operating income	14,447	16,270	24,920	28,472

Income from partnerships	1,450	-	1,450	-

Interest expense	(868)	(1,075)	(1,942)	(2,260)

Interest income	683	626	1,364	1,252

Income before income taxes	15,712	15,821	25,792	27,464

Income taxes	6,608	6,674	10,833	11,581

Net income	$9,104	$9,147	$14,959	$15,883

Net income per share:
Class A common stock:
Basic	$0.76	$0.80	$1.31	$1.39
Diluted	$0.65	$0.66	$1.07	$1.15

Class B common stock:
Basic	$0.49	$0.52	$0.75	$0.90
Diluted	$0.49	$0.52	$0.75	$0.90

Gross profit as a % of sales	26.9%	27.4%	26.8%	27.3%

Operating and administrative expense as a % of sales	21.8%	21.6%	22.1%	21.9%